

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2023

Thibaut Mongon
Chief Executive Officer
Kenvue Inc.
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

> **Re: Kenvue Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 3, 2023**
> **File No. 333-269115**

Dear Thibaut Mongon:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

Non-GAAP Information, page 109

1. We note the addition of the adjustments for VAT legal resolution, gains on divestments and gains on previously held equity investment in Dr. Ci:Labo in arriving at Adjusted EBITDA and Adjusted net income. Please explain the reason for the addition of these adjustments. In addition, explain the nature of the VAT legal resolution and reconcile the amounts for the gains on divestments presented herein with the disclosure on page F-59 that during fiscal year 2021, 2020, and 2019, in separate transactions, you divested several brands and facilities and recognized a pre-tax gain of $29 million, $51 million, and $46 million, respectively.

<u>Certain Relationships and Related Party Transactions, page 213</u>

2.   We acknowledge your response to prior comment 4, but continue to note disclosures in your document regarding the recognition of the Johnson's and Johnson & Johnson brand names as well as the nature of these documents as currently proposed related party transactions under Item 404 of Regulation S-K. Accordingly, please revise your descriptions of these related party agreements so that investors have a better understanding of the amounts expected to be involved with each transitional agreement and the duration of each agreement. Where the term of the agreement varies by product, such as in the Transition Services Agreement and the Transition Manufacturing Agreement, provide an explanation of which material products or product types are expected to be covered by the agreements for a longer duration. In this regard, for example, we note your revised disclosure on page 224 that you expect the term for most services to terminate within 24 months, but that some other services will be provided for up to 60 months.

        You may contact Jenn Do at 202-551-3743 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Dorrie Yale at 202-551-8776 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Industrial Applications and
                                                Services

cc: Michael E. Mariani, Esq.